December 20, 2024

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

       Re: Classover Holdings, Inc.
           Class Over Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed December 13, 2024
           File No. 333-283454
Dear Fanghan Sui and Hui Luo:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed December 13, 2024 Proposal 1: The Business Combination Proposal
Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85

1. You disclose, in the paragraph above the dilution table on page 88, certain dilution sources that are not material transactions reasonably likely to occur and thus are
 December 20, 2024
Page 2

       excluded in the dilution table. Please describe and quantify, outside of the table, each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their ordinary shares in connection with the de-
       SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Refer to Item 1604(c)
       of Regulation S-K.
2. With respect to each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock.
       Refer to Item 1604(c)(1) of Regulation S-K.
Exhibits

3. Please have your auditor revise their consent in Exhibit 23.5 to include a statement acknowledging their identification as an expert on page 206 of the filing.
       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Jeffrey Gallant
      Joshua Teitelbaum